UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Special Disclosure Report

GLOBALFOUNDRIES Inc.

Jurisdiction of incorporation: Cayman Islands	Commission File Number 001-40974
400 Stonebreak Road Extension, Malta, NY	Zip Code: 12020

John Hollister Chief Financial Officer (518) 305-9013

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report for GLOBALFOUNDRIES Inc. (“GF”) for the year ended December 31, 2023 is filed as Exhibit 1.01 to this Form SD and is available on GF’s website at www.investors.gf.com

Item 1.02 Exhibit

The Conflict Minerals Report as required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

    Attached hereto is the following exhibit:

1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: May 29, 2024	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer